SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended: September 30, 2001
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ____________

Read Attached Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                     Golden Queen Mining Co. Ltd.
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Former Name if Applicable                   N/A
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Address of principal Executive Office
(Street and Number)                         11847 Gempen Street
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City, State and Zip Code                    Mojave, California  93501
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses:
[X]  (b) The subject annual report, semi-annual report on Form 10-K, Form 20-F,
         11-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if needed)

Golden Queen Mining Co. Ltd., is unable to file its report on Form 10-QSB by the prescribed due date because proper documentation of certain material transactions, including the renegotiation of certain land payments and determination of the recoverability period of certain capital assets, has not yet become available, or is not complete and cannot be completed for a timely filing without unreasonable effort and expense.


Part IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Keith Gainey            661                 824-1054
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             (Name)           (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).                     [X]  Yes            [ ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                [ ]  Yes            [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       N/A


                          GOLDEN QUEEN MINING CO. LTD
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2001                By: /s/ EDWARD G. THOMPSON
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                                               Edward G. Thompson
                                               President